Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

1
Capitalisation

and

Indebtedness

Exhibit

99.1
The

following

table

sets

out

the

Barclays

Bank

Group’s

capitalisation,

indebtedness

and

contingent

liabilities

on

a

consolidated

basis,

in
accordance

with

IFRS,

as

at

31

December

2020.
2020
As

at

31

December
(000)
Share

Capital

of

Barclays

Bank

PLC
Ordinary

shares

-

issued

and

fully

paid

shared

of

£1

each
2,342,559
Preference

shares

-

issued

and

fully

paid

shares

of

£1

each
1
Preference

shares

-

issued

and

fully

paid

shares

of

U.S.$100

each
58
Preference

shares

-

issued

and

fully

paid

shares

of

€100

each
32
£m
Group

equity
Called

up

share

capital

and

share

premium
2,348
Other

equity

instruments
8,621
Other

reserves
3,183
Retained

earnings
39,558
Total

equity
53,710
Group

indebtedness
Subordinated

liabilities
32,005
Debt

securities

in

issue
29,423
Total

indebtedness
61,428
Total

capitalisation

and

indebtedness
115,138
Group

contingent

liabilities

and

commitments
Guarantees

and

letters

of

credit

pledged

as

collateral

security
15,138
Performance

guarantees,

acceptances

and

endorsements
5,794
Total

contingent

liabilities
20,932
Documentary

credits

and

other

short-term

trade

related

transactions
1,086
Standby

facilities,

credit

lines

and

other

commitments
263,936
Total

commitments
265,022